UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Issuance of Press Release

On February 7, 2025, Brera Holdings PLC, a public limited company incorporated in the Republic of Ireland (the “Company”), issued a press release announcing the receipt of formal notice from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company is not in compliance with the annual meeting requirement set forth in Nasdaq Listing Rule 5620(a) (the “Rule”) as required for continued listing on Nasdaq and provided the Company with the opportunity to submit a plan to regain compliance with the Rule. A copy of this press release is attached hereto as Exhibit 99.1.

Exhibit No.	Description
99.1	Press Release dated February 7, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2025	BRERA HOLDINGS PLC

	By:	/s/ Pierre Galoppi
Pierre Galoppi
Chief Executive Officer